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                                                                       EXHIBIT 6

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(BW)(GLOBAL-TECH-APPLIANCES)(GAI) Global-Tech Appliances Discusses Impact of
Moulinex Court Filing

     Business Editors

     HONG KONG--(BUSINESS WIRE)--Sept. 11, 2001--Global-Tech Appliances Inc. (NYSE: GAI) today announced that one of its customers, Moulinex S.A., has sought protection from its creditors with the Nanterre Commercial Court in France.
     The Court has decided to place Moulinex under compulsory administration for a six-month observation period.
     The Company currently has outstanding receivables of approximately $0.5 million due from Moulinex that may not be recoverable and inventories of approximately $2.4 million covered by purchase orders specifically dedicated to this customer.
     While Moulinex represented approximately 14% of Global-Tech's net sales in the fiscal year ended March 31, 2001, the Company had anticipated a decrease in net sales in the second and third quarters of fiscal 2002 as a result of the overall softness in the economy, particularly in Europe, which is expected to lessen the impact of Moulinex's action. Since the actions to be taken by Moulinex or the Court are unclear, the potential impact on the Company is not assessable at this time. Such actions, however, are not expected to have a material effect on the net assets of the Company.
     Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

     Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

   --30--dc/ny*

   CONTACT:  Global-Tech USA, New York
             Brian Yuen, 212/683-3320
             http://www.businesswire.com/cnn/gai.shtml
             -----------------------------------------

  KEYWORD:  HONG KONG INTERNATIONAL ASIA PACIFIC
  INDUSTRY KEYWORD:  BANKING CONSUMER/HOUSEHOLD MANUFACTURING
  SOURCE:  Global-Tech USA, Inc.

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